Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: April 27th, 2006
ALTANA Aktiengesellschaft
(Translation of Registrant’s name into English)
Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), dated September 24, 2004 (File No. 333-119240), and dated September 26, 2005 (File No. 333-128583).
     This Report on Form 6-K contains:
•	Amendment dated April 27th, 2006 to the Letter to the New York Stock Exchange, Inc. dated April 10th, 2006

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

Dated: April 27th, 2006	By:	/s/ Dr. Hermann Küllmer

		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and
Member of the Management
Board

	By:	/s/ Volker Mansfeld

		Name:	Volker Mansfeld
		Title:	Legal Counsel

By Telefax-No. 001-212-656-5071 and by mail
Mr. Stefan Jekel
Account Representative
International Client Services
New York Stock Exchange, Inc.
20 Broad Street
New York, New York 10005
U.S.A.
ALTANA AG
Postfach 1244
61282 Bad Homburg v.d.H.
Herbert-Quandt-Haus
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Deutschland
T +49 (0) 6172 1712-0
F +49 (0) 6172 1712-5 50
www.altana.de

April 27th, 2006
ALTANA Aktiengesellschaft — Amendment to our letter of April 10th, 2006
Dear Mr. Jekel,
in accordance with Section 204.33 of the NYSE Listed Company Manual we hereby submit information about the re-purchase and re-sale of ALTANA shares by ALTANA AG during the first quarter of 2006.
Shares have been re-purchased and re-sold exclusively in transactions executed on the Frankfurt Stock Exchange.

-	Number of treasury shares held by ALTANA AG as per December 31st, 2005:	4,639,408

-	Number of shares re-purchased from January 1st to March 31st, 2006:	—

-	Number of shares disposed of from January 1st to March 31st, 2006:	142,877

-	Number of treasury shares held by ALTANA AG on March 31st, 2006:	4,496,531
With kind regards,
ALTANA AG

/s/ Paul Reuter	/s/ Volker Mansfeld
Dr. Paul Reuter	Volker Mansfeld

Vorsitzender des Aufsichtsrats:
Justus Mische
Vorstand:
Dr. h. c. Nikolaus Schweickart (Vorsitzender)
Dr. Hermann Küllmer,
Dr. Hans-Joachim Lohrisch,
Dr. Matthias Wolfgruber

Sitz und Registergericht:
Bad Homburg v. d. Höhe, HRB-Nr. 1933